                                   AGREEMENT
                                   ---------

    It is hereby agreed by and between Michael T. Rumley, hereinafter referred to as "Mr. Rumley" and Microfluidics International Corporation, together with its wholly owned subsidiaries, hereinafter jointly referred to as the "Company," for good and sufficient consideration more fully described below, that:

    1.  Employment Status.  Effective July 28, 1995 (the "Termination Date"),
        -----------------
Mr. Rumley resigned from both employment with and/or any officer or director position(s) he holds or has held for the Company. As of such Termination Date, Mr. Rumley's salary ceased and any entitlement he has or might have under any Company-provided benefit program terminated except as required by federal or state law or otherwise described below.

    2.  Consideration.
        -------------

    (a) Salary Continuation.
        -------------------

        1. For the six-month period from July 29, 1995 through January 28, 1996, the Company shall pay Mr. Rumley a total of Four Thousand Four Hundred and Sixty Dollars and Fifty Cents ($4,460.50) on a bi-weekly basis, the first such payment to be made on the first regularly scheduled pay day on or immediately following the Effective Date of this Agreement, as defined below in Section
8.*

        2. Commencing January 29, 1996, the Company shall pay Mr. Rumley Two Thousand Nine Hundred and Seventy-Three Dollars and Sixty-Six Cents ($2,973.66) on a bi-weekly basis until the earlier of July 28, 1996 or the day on which Mr. Rumley becomes either employed or involved in activities for which he is remunerated. If Mr. Rumley becomes employed or involved in activities for which he is remunerated, Mr. Rumley shall receive Four Hundred and Forty-Six Dollars and Five Cents ($466.05) on a bi-weekly basis from the date of either such employment or involvement until July 28, 1996.*

        3. All payments set forth in this clause (a) of Section 2 shall be made in accordance with the Company's normal payroll practices and are subject to applicable (if any) federal, state and/or local withholding, payroll and other taxes.

    (b) Mr. Rumley shall have the opportunity to purchase the computer/printer provided to him by the Company for Twelve Hundred Dollars ($1,200), which amount shall be deducted from any accrued, unused vacation pay to which Mr. Rumley shall be entitled. Any remaining accrued, unused vacation pay to which Mr. Rumley might be entitled shall be paid to him as of the Termination Date.

    (c) The Company shall endeavor to facilitate sale of Mr. Rumley's exercisable stock options, but in making such endeavor shall not suffer any negative impact or tax consequences.

- ----------------
*Payments are gross amounts, from which appropriate withholding will be deducted.

    3.  Settlement of Amounts Due Employee.  The amounts set forth above in
        ----------------------------------
Section 2, together with any amounts previously provided to Mr. Rumley by the Company, shall be complete and unconditional payment, settlement, satisfaction and accord with respect to all obligations and liabilities of the Company and any of its affiliated companies (including their respective successors, assigns, shareholders, officers, directors, employees and/or agents) to Mr. Rumley, and all claims, causes of action and damages by Mr. Rumley against the Company and/or any such other parties regarding Mr. Rumley's employment with and termination from employment with the Company, including, without limitation, all claims for back wages, salary, draws, commissions, bonuses, vacation pay, expenses, compensation, severance pay, attorney's fees, compensatory damages, exemplary damages, or other costs or sums.

    4.   Confidentiality.  Mr. Rumley agrees not to make any negative or adverse
         ---------------
remarks whatsoever concerning the business, operations, technologies, products, services, marketing strategies, pricing policies, management affairs and financial condition of the Company, its affiliated companies and/or their successors, assigns, shareholders, officers, directors, employees and/or agents. Mr. Rumley agrees he shall not divulge or publish, directly or indirectly, any information whatsoever regarding the substance, terms or existence of this Agreement and/or any discussions or negotiations relating to this Agreement to any person or organization, except to him immediate family members, counsel or accountant.

     5.  Release.
         -------

     (a) In exchange for the amounts and actions described in Section 2 and other good and valuable consideration, receipt of which is hereby acknowledged, Mr. Rumley and his representatives, agents, estate, successors and assigns, absolutely and unconditionally hereby release and forever discharge the Company, its affiliated companies and/or their successors, assigns, directors, shareholders, officers, employees and/or agents, both individually and in their official capacities, from any and all actions or causes of action, suits, claims, complaints, contracts, liabilities, agreements, promises, debts and damages, whether existing or contingent, known or unknown, which arise out of Mr. Rumley's employment with or termination from the Company. This release is intended by Mr. Rumley to be all encompassing and to act as a full and total release of any claims that Mr. Mr. Rumley may have or has had against the Company, its affiliated companies and/or their successors, assigns, directors, shareholders, officers, employees and/or agents, both individually and in their official capacity with the Company, including, but not limited to, any federal, state or local law or regulation dealing with either employment or employment discrimination such as those laws or regulations concerning discrimination on the basis of age, race, color, religion, creed, sex, sexual orientation, national origin, ancestry, marital status, physical or mental disability, or status as a disabled or military veteran; any contract, whether oral or written, express or implied; or common law.

     (b) Mr. Rumley agrees not only to release and discharge the Company, its affiliated companies and/or their respective successors, assigns, shareholders, officers, directors, employees and/or agents from any and all claims as stated above that Mr. Rumley could make on his own behalf or on behalf of others, but also those claims which might be made by any other person or organization on behalf of Mr. Rumley, and Mr. Rumley specifically waives any right to become, and promises not to become, a member of any class in a case in which a claim or claims against the Company, its affiliated companies and/or their respective successors, assigns, shareholders, officers, directors, employees and/or agents are made involving any matters which arise out of Mr. Rumley's employment with or termination from employment with the Company. Mr. Rumley agrees that the Company has made the payment(s) specified in Section 2, the Company will have satisfied any and all legal and/or contractual obligations to him. Nothing in this Agreement is to be construed as an admission by the Company, its affiliated companies and/or their respective successors, assigns, shareholders, officers, directors, employees and/or agents of any liability of unlawful conduct whatsoever.

     6.  Waiver of Rights and Claims Under the Age Discrimination and
         ------------------------------------------------------------
Employment Act of 1967.
- ----------------------

     (a) Mr. Rumley has been informed that since he is 40 years of age or older, he has or might have specific rights and/or claims under the Age Discrimination and Employment Act of 1967. In consideration for the amounts described in
Section 2 hereof, which are in excess of anything to which Mr. Rumley already is entitled, Mr. Rumley specifically waives such rights and/or claims to the extent that such rights and/or claims arose prior to the date this Agreement was executed.

     (b) Mr. Rumley was advised by the Company of his right to consult with an attorney prior to executing this Agreement.

     (c) Mr. Rumley was further advised when he was presented by the Company with the original draft of this Agreement on July 27, 1995, that he had at least 21 days within which to consider its terms and to consult with or seek advice from an attorney or any other person of his choosing, until the close of business on August 17, 1995.

     7.  Representations and Governing Law.
         ---------------------------------

     (a) This Agreement represents the complete and sole understanding between the parties, supersedes any and all other agreements and understandings, whether oral or written. This agreement may not be modified, altered or rescinded except upon written consent of the Company and Mr. Rumley. The invalidity or unenforceability of any provision of this Agreement shall not affect the other provisions of this Agreement, but this Agreement shall be revised, construed and reformed to the fullest extent possible to effectuate the purposes of this Agreement. This Agreement shall be binding upon and inure to the benefit of the Company and Mr. Rumley and their respective heirs, successors and assigns.

     (b) This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts, without giving effect to the principles of conflicts of law thereof.

     (c) Mr. Rumley represents that he has read the foregoing Agreement, fully understands the terms and conditions of such Agreement, and is voluntarily executing the same. In entering into this Agreement, Mr. Rumley does not rely on any representation, promise or inducement made by the Company, with the exception of the consideration described in this document.

     8.  Effective Date.  Mr. Rumley may revoke this Agreement during the
         --------------
period of seven (7) days following its execution by Mr. Rumley, until the close of business on August 3, 1995, and this Agreement shall not become effective or enforceable until this revocation period has expired.

     Executed this 27th day of July, 1995.


                                    /s/ Michael T. Rumley
                                    ---------------------
                                    Michael T. Rumley

                                    MICROFLUIDICS INTERNATIONAL CORPORATION


                                    By:  /s/ Irwin J. Gruverman
                                         ----------------------

                                    Title:  Chief Executive Officer
                                            -----------------------

                           [TO BE KEPT SEPARATE FROM
                               AGREEMENT/WAIVER]


     Michael Rumley acknowledges that he was informed and understands that he has at least 21 days within which to consider the attached Agreement/Waiver, has consulted with an attorney regarding such Agreement and has considered carefully every provision of the Agreement, and that after having engaged in those actions, prefers to and has requested that he enter into the Agreement/Waiver prior to the expiration of the 21-day period.



Dated:  7/27/95                     /s/ Michael T. Rumley
        -------                     ---------------------
                                    Michael T. Rumley


                                    Witness: /s/ Jack M. Swig
                                             ----------------


                                    MICROFLUIDICS INTERNATIONAL CORPORATION



Dated:  7/27/95                     By: /s/ Irwin J. Gruverman
        -------                         ----------------------
                                        Its Chief Executive Officer